Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Promise Co., Ltd.

Subject Company: Promise Co., Ltd.

Commission File Number: 333-177812

Dated December 1, 2011

December 1, 2011

To whom it may concern:

Company Name: Promise Co, Ltd.

Stock Code: 8574, First Section of the Tokyo Stock Exchange

President and Representative Director: Ken Kubo

Inquiries: Kazuyuki Aoki, General Manager, Corporate Communications Dept.

TEL: 81-3-3213-2545

Announcement of the Change in the Parent Company and Determination of

the Allottee in the Issuance of New Shares by Third-Party Allotment and

Change in the Largest Shareholder as the Major Shareholder

Promise Co, Ltd. (the “Company”), Sumitomo Mitsui Financial Group, Inc. (the “SMFG”) and Sumitomo Mitsui Banking Corporation (the “SMBC”), a wholly-owned subsidiary of SMFG, have announced in the “Notice Regarding Conclusion of Basic Agreement for Making Promise a Wholly-owned Subsidiary of Sumitomo Mitsui Financial Group” dated September 30, 2011 that for making the Company a wholly-owned subsidiary of SMFG (the “Making Promise Wholly-owned Subsidiary”), SMBC will commence the tender offer for the shares of common stock, the first series of stock acquisition rights for the stock compensation-type stock options, the second series of stock acquisition rights for the stock compensation-type stock options and the third series of stock acquisition rights for the stock compensation-type stock options, as well as the euro yen callable bonds with stock acquisition rights due 2015 issued by the Company (the “Tender Offer”) and that the Company will increase capital through the third-party allotment of shares to be allocated to SMFG or SMBC (the “Third-Party Allotment”), and that they intend to make the Company a wholly-owned subsidiary of SMFG through the share exchange upon which the Company will become a wholly-owned subsidiary of SMFG (the “Share Exchange”) after the Tender Offer.

In the above press release dated September 30, 2011 the Company, SMFG and SMBC also have announced that from the viewpoint of ensuring that the Share Exchange reflect the intention of the shareholders of the Company appropriately and that the Share Exchange be implemented with the support of the shareholders of the Company, it is agreed among the Company, SMFG and SMBC that if the ratio of the total number of shares tendered in the Tender Offer to the number obtained by subtracting the number of shares of the Company held by SMBC as of the commencement date of the Tender Offer from the total number of issued shares of the Company (excluding the number of treasury shares held by the Company) becomes more than 50% (the “Minority Shareholder Tender Ratio”), the Share Exchange shall be implemented on the understanding that the Making Promise Wholly-owned Subsidiary has obtained sufficient support from the shareholders of the Company.

In addition, the Company has announced in the “Announcement of the Issuance of New Shares by Third-Party Allotment” dated September 30, 2011 that it is planned that the allottee in the Third-Party Allotment will be decided based on the results of the Tender Offer and in view of whether or not to make the Company a wholly-owned subsidiary of SMFG by implementing the Share Exchange (the “Wholly-Owned Subsidiary Procedures”); and if it is expected that the Wholly-Owned Subsidiary Procedures are implemented, then it is planned that the allottee will be SMFG, and if not, then it is planned that the allottee will be SMBC.

Through the Tender Offer, which was commenced on October 18, 2011 and was completed on November 30, 2011, 91,020,096 shares were tendered in the Tender Offer and the Minority Shareholder Tender Ratio became approximately 92.04%, and consequently Share Exchange is expected to be implemented. As a result, the allottee in the Third-Party Allotment was decided to be SMFG.

The specific procedures and timing of the Share Exchange will be promptly announced once decided upon consultation among the Company, SMFG and SMBC.

The Company hereby announces that as a result of the Tender Offer and the expectation of implementation of the Share Exchange and the determination of the allottee in the Third-Party Allotment followed by the result of the Tender Offer, the parent company and the largest shareholder as the major shareholder of the Company will change, together with the announcement that the allottee in the Third-Party Allotment has been decided.

I.	Change in the Parent Company and the Largest Shareholder as the Major Shareholder

1.	Background of the change

The Tender Offer which was commenced on October 18, 2011 by SMBC completed on November 30, 2011.

As a result of the Tender Offer, SMBC will purchase 91,020,096 shares and hold a majority of the voting rights of the Company, whereby both SMFG and SMBC will become the parent companies of the Company as of December 7, 2011.

Please refer for more details of the result of the Tender Offer the press release by SMFG and SMBC dated today, entitled “Notice Regarding the Results of the Tender Offer for Shares of Promise by Sumitomo Mitsui Banking Corporation and Change of Subsidiary.”

As set forth in “II. 1. The Allottee in the Third-Party Allotment” below, the allottee in the Third-Party Allotment will be SMFG and as the result of the Third-Party Allotment, SMFG will become the largest shareholder as the major shareholder instead of SMBC as of December 26, 2011 which is the payment date.

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2.	Overview of Shareholders Subject to Change

(1) Overview of SMFG

(1) Name	Sumitomo Mitsui Financial Group, Inc.

(2) Location	1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(3) Title and Name of Representative	President, Koichi Miyata

(4) Type of Business	Business management of the subsidiaries and the business incidental thereto

(5) Stated Capital	2,337,895 million yen (as of September 30, 2011)

(6) Date of Incorporation	December 2, 2002

(7) Number of Issued Shares	1,414,055,625 shares (as of September 30, 2011)

(8) Period of Settlement of Accounts	March 31

(9) Number of Employees	62,379 persons (consolidated) (as of September 30, 2011)

(10) Major Customers	Not applicable

(11) Major Banks	Not applicable

(12) Major Shareholder and Shareholding Ratio	Japan Trustee Services Bank, Ltd. (Trust Account)	6.26%

	The Master Trust Bank of Japan, Ltd. (Trust Account)	5.10%

	SSBT ODO5 OMNIBUS ACCOUNT - TREATY CLIENTS (standing proxy: Hong Kong Shanghai Bank, Tokyo Branch)	2.65%

	Japan Trustee Services Bank, Ltd. (Trust Account 9)	2.23%

	MELLON BANK, N.A. AS AGENT FOR ITS CLIENT MELLON OMNIBUS US PENSION (standing proxy: Mizuho Corporate Bank, Ltd., Custody & Proxy Department)	1.24%

	STATE STREET BANK AND TRUST COMPANY 505225 (standing proxy: Mizuho Corporate Bank, Ltd., Custody & Proxy Department)	1.13%

	Nomura Securities Co., Ltd.(Proprietary Account)	1.10%

	Nippon Life Insurance Company	1.09%

	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	1.06%

	NATSCUMCO (standing proxy: Sumitomo Mitsui Banking Corporation) (as of September 30, 2011)	0.96%
(13) Relationship between the Party Companies

Capital Relationship

As of December 1, 2011, SMFG indirectly holds 27,926,750 shares of common stock (20.71% of the total number of issued shares) of the Company. As a result of the Tender Offer, SMFG will expect to indirectly hold 118,946,846 shares of common stock (88.20% of the total number of issued shares) of the Company.

Personnel Relationship

Of the directors of the Company, Messrs. Ken Kubo, Shozo Watanabe, and Masahiko Iwanami were formerly officers and employees of SMBC, which is a wholly-owned subsidiary of SMFG. As of December 1, 2011, sixteen (16) employees of SMBC are seconded to the Company.

Business Relationship	The Company has received loans from SMBC, a wholly-owned subsidiary of SMFG, and established a business alliance with SMBC in the consumer finance business.
Status as Related Parties	The Company is SMFG’s affiliate accounted for by the equity method, therefore it falls under the category of related parties. As a result of the Tender Offer, the Company will become the subsidiary of SMFG as of December 7, 2011

(14) Financial Performance and Financial Conditions for the Past Three (3) Years (Unit: millions of yen, except where otherwise specified)
Settlement of Accounts	FY Ending March 2009	FY Ending March 2010	FY Ending March 2011
Consolidated Net Assets	4,611,764	7,000,805	7,132,073
Consolidated Aggregate Assets	119,637,224	123,159,513	137,803,098
Consolidated Net Assets per Share (yen)	2,790.27	3,391.75	3,533.47
Consolidated Ordinary Income	3,552,843	3,166,465	3,845,861
Consolidated Ordinary Profit	45,311	558,769	825,428
Consolidated Net Profit for the Current FY	(373,456)	271,559	475,895
Consolidated Net Profit for the Current FY per Share (yen)	(497.39)	248.40	336.85
Dividend per Share: Common Shares (yen)	90	100	100

(Note)	The Company received an explanation from SMFG that the company and the officers do not have any relationship with anti-social forces, etc. Also, SMFG is listed on the first section of each of the Tokyo Stock Exchange, Inc, the Osaka Securities Exchange Co., Ltd., the Nagoya Stock Exchange, Inc., and the New York Stock Exchange, and in consideration of the disclosed information and the information recognized by the Company, such as the past capital relationships and business relationships among the Company and SMFG, the Company confirmed that SMFG and its officers do not have a relationship with anti-social forces, etc.

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(2) Overview of SMBC

(1) Name	Sumitomo Mitsui Banking Corporation

(2) Location	1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(3) Title and Name of Representative	Takeshi Kunibe, President

(4) Type of Business	Banking business, securities business, leasing business, and other businesses

(5) Stated Capital	1,770,996 million yen (as of September 30, 2011)

(6) Date of Incorporation	June 6, 1996

(7) Consolidated Net Assets	6,824,120 million yen (as of September 30, 2011)

(8) Consolidated Aggregate Assets	128,164,077 million yen (as of September 30, 2011)

(9) Major Shareholder and Shareholding Ratio	SMFG (holding ratio 100%)

(10) Relationship between the Party Companies

Capital Relationship	As of December 1, 2011, SMBC is the largest shareholder, directly holding 27,926,750 shares of common stock (20.71% of the total number of issued shares) of the Company. As a result of the Tender Offer, SMBC will expect to directly hold 118,946,846 shares of common stock (88.20% of the total number of issued shares) of the Company.

Personnel Relationship	Of the directors of the Company, Messrs. Ken Kubo, Shozo Watanabe, and Masahiko Iwanami were formerly officers and employees of SMBC. As of December 1, 2011, sixteen (16) employees of SMBC are seconded to the Company.

Business Relationship	The Company has received loans from SMBC and established a business alliance with SMBC in the consumer finance business.

Status of Applicability as Related Parties	The Company is SMBC’s affiliate accounted for by the equity method, therefore it falls under the category of related parties.

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3.	The Number of Voting Rights Held by SMFG and SMBC and the Voting Rights Holding Ratio of SMFG and SMBC Before and After Change

(1) SMFG

	Attribution	Number of Voting Rights (Voting Rights Holding Ratio)
		Directly Held	Jointly Calculated	Total
Before Change	Other Relevant Affiliates	0 units (0.00%)	558,535 units (22.02%)	558,535 units (22.02%)
After Change	Parent Company	0 units (0.00%)	2,378,936 units (93.81%)	2,378,936 units (93.81%)
After Change‚	Parent Company	4,519,774 units (64.06%)	2,378,936 units (33.72%)	6,898,710 units (97.77%)

(2) SMBC

	Attribution	Number of Voting Rights (Voting Rights Holding Ratio)
		Directly Held	Jointly Calculated	Total
Before Change	Other Relevant Affiliates	558,535 units (22.02%)	0 units (0.00%)	558,535 units (22.02%)
After Change	Parent Company	2,378,936 units (93.81%)	0 units (0.00%)	2,378,936 units (93.81%)
After Change‚	Parent Company	2,378,936 units (33.72%)	[4,519,774 units] [64.06%]	6,898,710 units (97.77%)

(Note1)	The “Voting Rights Holding Ratio” of Before Change and After Change is calculated based upon the total number of voting rights (2,535,965) as of September 30, 2011 stated in the Company’s second quarterly 51st period securities report submitted on September 30, 2011. The “Voting Rights Holding Ratio” of After Change‚ is calculated based upon the envisioned total number of voting rights (7,055,739) as of December 26, 2011 which is the payment date of the Third-Party Allotment.
(Note2)	The “Voting Rights Holding Ratio” is rounded to the second decimal place.
(Note3)	After Change describes the status as of December 7, 2011 which is the date of the settlement of the Tender Offer and After Change‚ describes the status as of December 26, 2011 which is the payment date of the Third-Party Allotment.
(Note4)	The figures in brackets “[ ]” represent the number of voting rights and the Voting Rights Holding Ratio, respectively, of a person who has a close relationship with SMBC.

4.	Disclosure Requirement of the Unlisted Parent Companies, etc.

Not applicable

5.	Scheduled Date of Change

December 7, 2011 (the date of the settlement of the Tender Offer)

December 26, 2011 (the payment date of the Third-Party Allotment)

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6.	Future Prospects

As a result of the Tender Offer, both SMFG and SMBC will become the parent companies of the Company. By reason that the Company is expected to be the wholly-owned subsidiary of SMFG by implementing the Share Exchange as stated above, the Company is expected to be delisted through the prescribed procedures as set forth in “3. (3) Prospect of Delisting and Grounds Therefore” in the press release by the Company dated September 30, 2011, entitled “Announcement of the Expression of Opinion in Favor of the Tender Offer by Sumitomo Mitsui Banking Corporation for Shares of the Company.”

II.	Determination of the Allottee in the Issuance of New Shares by Third-Party Allotment

1.	The Allottee in the Third-Party Allotment

As stated above, as the Minority Shareholder Tender Ratio became 50% through the Tender Offer, the Share Exchange will be implemented. Thus, the allottee in the Third-Party Allotment was decided to be SMFG. In other words, regarding the Third-Party Allotment, SMFG alone will subscribe for shares of the Company, and as a result of the forfeiture of SMBC, it is planned that new shares will be allotted only to SMFG.

2.	Overview of the Allottee

Please refer to “I. 2. (1) Overview of SMFG”

End.

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Precaution Statement

*	This press release contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of the Company and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; the Company’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of the Company’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure press releases such as our annual report, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

*	SMFG has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed Share Exchange by SMFG for the Company’s shares. The Form F-4 contains a prospectus and other documents. The Form F-4 and prospectus, as they may be amended from time to time, contain important information about SMFG and the Company, the Share Exchange and related matters including the terms and conditions of the Share Exchange. U.S. shareholders of the Company are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that are filed with the SEC in connection with the Share Exchange before they make any decision with respect to the Share Exchange. The Form F-4, the prospectus and all other documents filed with the SEC in connection with the Share Exchange are and/or will be available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the Share Exchange are and/or will be made available to U.S. shareholders of the Company, free of charge, by faxing a request to SMFG at +81-3-4333-9876.

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